Exhibit 99.1

Xueda Education Group Announces Third Quarter 2010 Financial Results

Net Revenue Increased 110.0% Year-Over-Year

Gross Profit Increased 219.5% Year-Over-Year

Total Students Served Increased 78.8% Year-Over-Year

BEIJING, November 23, 2010 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the third quarter of 2010.

Third Quarter 2010 Highlights

•                  Total net revenue for the third quarter 2010 increased by 110.0% year-over-year to $39.0 million from $18.6 million for the third quarter of 2009.

•                  Gross profit for the third quarter 2010 increased by 219.5% to $11.3 million from $3.5 million for the third quarter of 2009.

•                  Gross margin for the third quarter of 2010 increased significantly to 28.8% from 19.0% for the third quarter of 2009.

•                  Net loss for the third quarter of 2010 was $2.4 million, compared to net loss of $4.5 million for the third quarter of 2009.

•                  Non-GAAP(1) net loss for the third quarter of 2010 was $1.8 million, compared to net loss of $4.5 million for the third quarter of 2009.

•                  Total number of learning centers increased to 178, covering 51 cities, as of the end of the third quarter of 2010, up from 157 centers covering 44 cities as of the end of the previous quarter.

•                  Course hours delivered in the third quarter of 2010 increased by 91.5% year-over-year to 1.8 million hours.

•                  Total number of students served in the third quarter of 2010 increased by 78.8% year-over-year to approximately 40,000.

•                  Average hourly course fee increased to $21.6 in the third quarter of 2010 from $19.7 in the third quarter of 2009.

First Nine Months 2010 Highlights

•                  Total net revenue for the nine months ended September 30, 2010 increased by 103.2% to $116.9 million from $57.5 million for the nine months ended September 30, 2009.

•                  Gross profit for the nine months ended September 30, 2010 increased by 181.7% to $41.3 million from $14.7 million for the nine months ended September 30, 2009.

•                  Net income for the nine months ended September 30, 2010 was $9.4 million, compared to net loss of $2.1 million for the nine months ended September 30, 2009.

•                  Non-GAAP net income for the nine months ended September 30, 2010 was $10.7 million, compared to net loss of $2.1 million for the nine months ended September 30, 2009.

(1)          All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, commented, “We are very pleased to announce our first quarterly results as a public company.  We achieved an important milestone in our corporate history with our successful initial public offering on the New York Stock Exchange in early November, which we believe will significantly contribute to our branding initiatives and help us enhance our corporate governance.  As highlighted by our robust operating metrics above, we had an impressive third quarter, even though the third quarter is seasonally our slowest quarter because fewer students use our tutoring services during September due to the mandatory military training at the beginning of school year in September.  We believe our strong operational performance once again demonstrates our solid business model and execution capability.  We are convinced that the combination of Xueda’s established nationwide network, highly recognized brand, scalable operating platform and unmatched expertise in the tutoring market continues to solidify our leading market position and provides us with sustainable competitive advantages.  With the additional cash raised from our recent IPO and private placement transaction, we are well positioned to further expand our market share in China’s large, fast-growing and fragmented private educational services industry.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “We are excited by the continued rapid growth in the third quarter in the number of learning centers, students served, course hours delivered and average hourly course fee, as these metrics are key indicators of our future performance.  We have laid a solid foundation for sustainable growth and profitability.  It is worth noting that the net loss we recorded in this third quarter was in line with the seasonal pattern in our business and also due in part to the continued rapid expansion in our service network during the quarter.  Nonetheless, our net loss in the third quarter of 2010 significantly decreased compared to the same period of 2009, primarily as a result of our continued efforts to enhance the utilization of our facilities and teaching staff and our operating efficiency as our learning centers mature.”

Third Quarter 2010 Financial and Operating Results

Total net revenue in the third quarter of 2010 increased by 110.0% to $39.0 million from $18.6 million in the same period of 2009. $17.0 million, or 83.2%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $3.4 million, or 16.8%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the third quarter of 2010.

Cost of revenue increased by 84.3% to $27.8 million in the third quarter of 2010 from $15.1 million in the third quarter of 2009. This increase was primarily due to the increase in teaching staff cost and rental cost as the result of increased course hours delivered, as well as more new learning centers opened compared with a year ago. Cost of revenue as a percentage of the net revenue decreased to 71.2% for the third quarter of 2010 from 81.0% for the same period of prior year.

Gross profit increased significantly to $11.3 million in the third quarter of 2010 from $3.5 million in the third quarter of 2009. Gross margin also increased significantly to 28.8% in the third quarter of 2010 from 19.0% a year ago. The increases in gross profit and gross margin were primarily because a significant number of learning centers operating in 2009 became growth and mature learning centers in 2010, resulting in enhanced utilization of the Company’s facilities and teaching staff.

Total operating expenses increased to $13.6 million in the third quarter of 2010 from $7.6 million in the third quarter of 2009. Non-GAAP operating expenses were $13.0 million in the third quarter of 2010, compared to $7.6 million in the third quarter of 2009.

General and administrative expenses in the third quarter of 2010 increased by 95.7% to $7.2 million from $3.7 million for the same period of prior year. The increase was primarily due to higher professional fees and expanded staff to support the Company’s expanded operations and IPO-related preparations.  General and administrative expenses for this period also included share-based compensation expenses of $0.6 million, as well as expenses relating to the opening and construction of more than 40 new learning centers.

Selling and marketing expenses in the third quarter of 2010 increased by 64.7% to $6.4 million from $3.9 million for the third quarter of 2009. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities and the expansion of the Company’s marketing team and the related office expenses, which was in line with the seasonal pattern of its business as the Company typically incurs larger amounts of selling and marketing expense in the third quarter to attract and recruit students around the time a new school year starts at the beginning of September.

As the result of the foregoing and consistent with the past seasonal pattern of its business, the Company recorded loss from operations of $2.4 million for the third quarter of 2010, compared to loss from operations of $4.1 million for the third quarter of 2009.

Net loss for the third quarter of 2010 was $2.4 million, compared to a net loss of $4.5 million from the same period of last year.

Non-GAAP net loss for the third quarter of 2010 was $1.8 million, compared to non-GAAP net loss of $4.5 million for the third quarter of 2009.

Basic and diluted net loss per ADS in the third quarter of 2010 was $0.07, compared to net loss per ADS of $0.15 for the third quarter of 2009.  Non-GAAP basic and diluted net loss per ADS in the third quarter of 2010 was $0.06, compared to net loss per ADS of $0.15 for the third quarter of 2009. Each ADS represents two ordinary shares of the Company.

As of September 30, 2010, the Company had cash and cash equivalents of $39.4 million, compared to $36.4 million as of December 31, 2009.  Deferred revenues increased to $69.9 million as of September 30, 2010, up from $58.0 million as of December 31, 2009.

Initial Public Offering and Private Placement Transaction

On November 5, 2010, the Company successfully completed its initial public offering of 15,444,500 American Depositary Shares (“ADSs”), each representing two ordinary shares, at a price of $9.50 per ADS. The offering included 2,014,500 ADSs sold by the Company pursuant to the underwriters’ over-allotment option to purchase additional ADSs, which was exercised in full. The Company also successfully completed a private placement transaction simultaneously with the initial public offering. Under the concurrent private placement transaction, an affiliate of Warburg Pincus LLC purchased 7,124,000 and 3,000,000 ordinary shares from the Company and a selling shareholder, respectively, at the per-share price of the initial public offering. The Company raised $180.6 million in total gross proceeds from the initial public offering and the private placement transaction.

Business Outlook

The Company estimates that its net revenue for the fourth quarter of 2010 will be in the range of $35 million to $37 million, an increase of approximately 77.9% to 88.0% over the same quarter of the previous year.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income or loss and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP.  For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call Information

The Company will hold a conference call at 8:00 am, Eastern Standard Time, on November 23, 2010, which is 9:00 pm, Beijing Time on November 23, 2010, to discuss the third quarter financial results.  Listeners may access the call by dialing:

US Toll Free	+1-866-770-7051
US/International:	+1-617-213-8064
Hong Kong:	+852-3002-1672
Passcode:	12193576

A telephone replay will become available beginning two hours after the conclusion of the call and will be available through November 30, 2010.  Listeners may access the replay by dialing:

United States toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	39648550

Additionally, a live and archived webcast of the conference call will be available at http://ir.xueda.com

About Xueda Education Group

Xueda Education Group is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered as of June 30, 2010. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 178 learning centers and over 9,600 full-time service professionals, serving customers located in 51 economically developed cities across 27 of China’s 31 provinces and municipalities as of September 30, 2010.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group

Jeffery Gao, CFO

Tel: +86-10-6427-8899 ext 6678

Email: jefferygao@21edu.com

ICR LLC.

Michael Tieu

Tel:  +86-10-6583-7509

+1-646-405-5185

E-mail: michael.tieu@icrinc.com

Xueda Education Group

Condensed Consolidated Balance Sheets

(in thousands of $)

	As of
	September 30,2010 (Unaudited)	December 31,2009
Current assets:
Cash and cash equivalents	39,363	36,436
Term deposit	7,473	732
Prepaid expenses and other current assets	11,949	4,587
Amounts due from related parties	240	770
Deferred tax assets	1,644	68
Total current assets	60,669	42,593

Property and equipment, net	12,534	3,555
Other non-current assets	50	70
Deferred tax assets	572	51
Rental deposits	2,471	1,258
Goodwill	812	796
Total assets	77,108	48,323

Liabilities, convertible redeemable preferred shares and equity Current liabilities:

Deferred revenues (including deferred revenues of the Consolidated VIE without resource to the Company of $49,644 and $41,529 as of the September 30, 2010 and December 31, 2009, respectively)	49,644	41,529
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the Consolidated VIE without resource to the Company of $8,439 and $5,640 as of the September 30, 2010 and December 31, 2009, respectively)	9,262	5,640
Income taxes payable(including income taxes payable of the Consolidated VIE without resource to the Company of $1,708 and $640 as of the September 30, 2010 and December 31, 2009, respectively)	2,017	640
Other taxes payable (including other taxes payable of the Consolidated VIE without resource to the Company of $1,507 and $1,000 as of the September 30, 2010 and December 31, 2009, respectively)	2,309	1,000
Total current liabilities	63,232	48,809

Deferred revenues(including deferred revenues of the Consolidated VIE without resource to the Company of $20,227 and $16,454 as of the September 30, 2010 and December 31, 2009, respectively)	20,227	16,454
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIE without resource to the Company of $27 and $36 as of the September 30, 2010 and December 31, 2009, respectively)	27	36
Total liabilities	83,486	65,299

Preferred shares A1	3,372	3,037
Preferred shares A2	1,224	1,103

Equity
Ordinary shares	7	7
Additional paid in capital	2,549	1,246
Statutory reserves	144	144
Accumulated deficits	(12,743)	(21,690)
Accumulated other comprehensive income	(931)	(823)
Total Xueda Education Group shareholder’s equity	(10,974)	(21,116)

Total liabilities, convertible reedeemable preferred shares, and equity	77,108	48,323

Xueda Education Group

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of shares and per share data)

(Unaudited)

	Three Months Ended Sept 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Net revenue	39,003	18,576	116,891	57,512
Cost of revenue	(27,752)	(15,055)	(75,578)	(42,846)
Gross profit	11,251	3,521	41,313	14,666

Operating expenses:
General and administrative	(7,238)	(3,699)	(18,660)	(7,875)
Selling and marketing	(6,377)	(3,873)	(12,494)	(7,705)
Total operating expenses	(13,615)	(7,572)	(31,154)	(15,580)
Government subsidies	0	0	26	13
Income/(Loss) from operations	(2,364)	(4,051)	10,185	(901)
Interest income	153	82	336	123
Income before income tax expenses	(2,211)	(3,969)	10,521	(778)
Income tax expenses	(220)	(543)	(1,119)	(1,293)

Net Income/(Loss)	(2,431)	(4,512)	9,402	(2,071)

Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	(117)	(550)	(335)	(722)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	(42)	(37)	(121)	(112)

Net income/(loss) attributable to Xueda Education Group shareholders	(2,590)	(5,099)	8,946	(2,905)

Net income/(loss) per ordinary share:
Net income/(loss) attributable to Xueda Education Group shareholders
Basic	(0.04)	(0.07)	0.09	(0.04)
Diluted	(0.04)	(0.07)	0.09	(0.04)
Net income/(loss) per Series A1 convertible redeemable preferred share — basic	—	—	0.10	—
Net income/(loss) per Series A2 convertible redeemable preferred share — basic	—	—	0.10	—

Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	69,962,800	69,962,800	69,962,800	68,499,333
Diluted	69,962,800	69,962,800	69,962,800	68,499,333
Weighted average shares used in calculating net income/(loss) per Series A1 preferred share	—	—	21,555,920	—
Weighted average shares used in calculating net income/(loss) per Series A2 preferred share	—	—	8,796,920	—
Net income/(loss) per ADS:
Basic	(0.07)	(0.15)	0.18	(0.08)
Diluted	(0.07)	(0.15)	0.18	(0.08)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Share-based compensation expense included in:
Cost of revenues	1	—	2	—
Selling and marketing expenses	2	—	4	—
General and administrative expenses	598	—	1,297	—
Total	601	—	1,303	—

Supplementary Financial Data

Xueda Education Group

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $)

	For the Three Months Ended September 30,
	2010	2009
Cost of revenue	(27,752)	(15,055)
Share-based compensation expense in cost of revenue	1	—
Non-GAAP cost of revenue	(27,751)	(15,055)

General and administrative expenses	(7,238)	(3,699)
Share-based compensation expense in general and administrative expenses	598	—
Non-GAAP general and administrative expenses	(6,640)	(3,699)

Selling and marketing	(6,377)	(3,873)
Share-based compensation expense in selling and marketing	2	—
Non-GAAP selling and marketing expenses	(6,375)	(3,873)

Total cost of revenue and operating expenses	(41,367)	(22,627)
Share-based compensation expenses	601	—
Non-GAAP cost of revenue and operating expenses	(40,766)	(22,627)

Gross profit	11,251	3,521
Share-based compensation expenses	1	—
Non-GAAP gross profit	11,252	3,521

Loss from operations	(2,364)	(4,051)
Share-based compensation expenses	601	—
Non-GAAP loss from operations	(1,763)	(4,051)

Net loss:	(2,431)	(4,512)
Share-based compensation expenses	601	—
Non-GAAP net loss	(1,830)	(4,512)

Supplementary Financial Data

Xueda Education Group

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $)

	For the Nine Months Ended September 30,
	2010	2009
Cost of revenue	(75,578)	(42,846)
Share-based compensation expense in cost of revenue	2	—
Non-GAAP cost of revenue	(75,576)	(42,846)

General and administrative expenses	(18,660)	(7,875)
Share-based compensation expense in general and administrative expenses	1,297	—
Non-GAAP general and administrative expenses	(17,363)	(7,875)

Selling and marketing	(12,494)	(7,705)
Share-based compensation expense in selling and marketing	4	—
Non-GAAP selling and marketing expenses	(12,490)	(7,705)

Total cost of revenue and operating expenses	(106,732)	(58,426)
Share-based compensation expenses	1,303	—
Non-GAAP cost of revenue and operating expenses	(105,429)	(58,426)

Gross profit	41,313	14,666
Share-based compensation expenses	2	—
Non-GAAP gross profit	41,315	14,666

Income/(Loss) from operations	10,185	(901)
Share-based compensation expenses	1,303	—
Non-GAAP Income/(loss) from operations	11,488	(901)

Net Income/(loss):	9,402	(2,071)
Share-based compensation expenses	1,303	—
Non-GAAP net Income/(loss)	10,705	(2,071)

Supplementary Financial Data

Xueda Education Group

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $, except number of shares and per share and per ADS data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Non-GAAP net income	(1,830)	(4,512)	10,705	(2,071)

Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	(117)	(550)	(335)	(722)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	(42)	(37)	(121)	(112)

Net income attributable to ordinary shareholders	(1,989)	(5,099)	10,249	(2,905)

Non-GAAP net income/(loss) per ordinary share(Note 1):
Non-GAAP net income/(loss) attributable to Xueda Education Group shareholders
Basic	(0.03)	(0.07)	0.10	(0.04)
Diluted	(0.03)	(0.07)	0.10	(0.04)
Non-GAAP net income per Series A1 convertible redeemable preferred share — basic	—	—	0.12	—
Non-GAAP net income per Series A2 convertible redeemable preferred share — basic	—	—	0.12	—

Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	69,962,800	69,962,800	69,962,800	68,499,333
Diluted	69,962,800	69,962,800	69,962,800	68,499,333
Weighted average shares used in calculating net income/(loss) per Series A1 preferred share	—	—	21,555,920	—
Weighted average shares used in calculating net income/(loss) per Series A2 preferred share	—	—	8,796,920	—

Non-GAAP net income/(loss) per ADS

Basic	(0.06)	(0.15)	0.20	(0.08)
Diluted	(0.06)	(0.15)	0.20	(0.08)

Note 1: The non-GAAP net income per ordinary share is computed using non-GAAP net income and number of shares used in diluted EPS calculation under U.S. GAAP.